Exhibit 99.1

ROTANA AND ANGHAMI SIGN STRATEGIC PARTNERSHIP TO BRING LARGEST ARABIC LIBRARY BACK TO PLATFORM

Back together again, strategic partnership to see Rotana’s leading repertoire of original Arabic content available on Anghami once more

Agreement concluded in Riyadh between Mr. Salem Al Hindi, CEO of Rotana Music Holding, and Eddy Maroun, Anghami’s Co-founder and CEO.

Riyadh, KSA – April 6, 2022: Rotana Music Holding, the Arab World’s leading independent record label and largest repertoire owner of Arabic music, media, entertainment, events, and content producer and distributor in the MENA region and GCC, has signed a strategic partnership with Anghami Inc. (“Anghami”) (NASDAQ: ANGH), the leading music and entertainment streaming platform in the Middle East and North Africa (MENA), to distribute its extensive collection of original music audio and video content on Anghami.

Rotana Music is the leading Arabic media, entertainment, events, content producer and distributor in the MENA region and GCC with some of the most prominent and beloved Arab artists in its portfolio, including Mohammad Abdo, Abdul Majeed Abdullah, Rashid Al Majid, Abdullah Al Ruwaished, Majed Al Mohandes, Rabeh Saqr, Nawal Al Kuwaitiya, Ahlam, in addition to Amr Diab , Assala, Elissa, Tamer Hosni, Najwa Karam, Sherine Abdel Wahab, Angham, Wael Kfoury, Saber Al-Rubai and others from the Levant, Egypt and North Africa. Rotana is the Arab world’s leading company in producing and distributing music content to all digital platforms (visual, audio and written). It is also the largest producer of video clips in the Arab world.

Emphasizing Anghami’s commitment to providing exclusive and original content to its 75 million users and to carrying the voice of Arabs and projecting it onto the global stage, the deal marks a reunion between the two entities with Rotana one of Anghami’s key partners when it launched in 2012. Concluded in Riyadh between Mr. Salem Al Hindi, CEO of Rotana Music Holding and Eddy Maroun, Anghami’s Co-founder and CEO, the deal will give music fans access to a massive catalogue of original hits on Anghami at no charge.

Commenting on the agreement, Mr. Salem Al Hindi, CEO of Rotana Music Holding, said: "We are thrilled to commence this partnership with Anghami, which will also strengthen the relationship between Rotana and its artists. We are confident that this collaboration will expand the business even further with the purpose of reaching Rotana music fans across the world.”

“We are delighted to welcome Rotana to Anghami,” said Eddy Maroun, Co-Founder and CEO of Anghami. “This partnership represents a major addition to our already unrivaled selection of Arabic music and will give Rotana’s portfolio of artists and outstanding Arab talent a powerful platform to share their voice with the world. There is no better way to celebrate Anghami’s tenth year and next chapter, than expanding our library of 72 million songs to include Rotana’s authentic Arabic content and rewarding fans with a wealth of original tracks.”

Established in 1993, Rotana Music Holding is the largest record label and music repertoire holder in the Arab world, with Saudi legend Mohammad Abdo and seven of Forbes Middle East’s Top 10 Arab Singers within its portfolio. The partnership comes just weeks after Anghami, the first Arab tech company to float on the US stock exchange, unveiled an all-new brand identity to support its next phase of growth. Earlier this month, Anghami also signed a multi-year deal with global Arab megastar Amr Diab to be the only platform to stream his entire label’s catalogue and future releases. Users now can also enjoy Amr Diab’s audio and video content produced by Rotana on Anghami.

Stay tuned for more exciting updates from Anghami. For more information and to subscribe to Anghami Plus, go to www.anghami.com.

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About Rotana Music Holding.

Established in 1993 as a record label, fully owned by His Royal Highness Prince Alwaleed Bin Talal, Chairman of the Board. Rotana has become the leading Arabic media, entertainment producer and distributor in the GCC, the MENA region and the world. Rotana’s portfolio includes many of the most prominent and beloved top artists singers in Saudi Arabia and the Gulf region, in addition to the countries of the Levant, Egypt and North Africa. Rotana has become a media empire and is the only company in the Arab world that produces, distributes and broadcasts its productions through its satellite channels and digital platforms and on its Arabic radio stations and social networking sites, which enables it to reach about 500 million viewers and listeners from all over the world. Rotana owns the largest music library and covers the most important Arab festivals in various countries.

The company is headquartered in Riyadh, Saudi Arabia, with its branches in Jeddah, Dubai, Kuwait, Lebanon, and Cairo. Rotana consists of an extensive professional large team in managing and organizing the artists, festivals and events that are held and organized at the highest quality.

For additional information about Rotana, please follow @RotanaMusic and @RotanaLive on all social media platforms in addition to Rotana’s YouTube page.

About Anghami Inc.

The first, most established and fastest-growing music technology platform in the Middle East and North Africa region, Anghami is the go-to destination for Arabic and International music and entertainment, creating artists, and connecting people. With its extensive eco-system of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world.

Launched in 2012, Anghami was the first music-streaming platform in MENA to digitize the region’s music. Today, it has the largest catalog comprising 72 million songs and licensed content from leading Arabic labels, independent artists, and distributors, available for 75 million registered users. Anghami has established 40+ Telco partnerships to facilitate subscriptions and customer acquisitions, in parallel to building long-term relationships with and featuring music from major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network and is constantly licensing and producing new and original content. Headquartered in Abu Dhabi, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA and has recently expanded into the US and Canada, with Europe in the pipeline. It is the only service available in English, Arabic and French, and remains close to its customer base, not only thanks to its pan-regional presence but also via the 56 million user data points it generates every day.

To learn more about Anghami, please visit: https://anghami.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on Anghami’s business; the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s registration statement on Form F-4 (File No. 333-260234) filed with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on December 16, 2021, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.